UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated March 20, 2024 regarding resolutions adopted at the Ordinary General Meeting of Shareholders of Grupo Aval

Item 1

RELEVANT INFORMATION

Bogotá, March 20, 2024. Grupo Aval Acciones y Valores S.A. (the “Company”) hereby informs, in accordance with the provisions of numeral 5.5. of article 5.2.4.3.1 of Decree 2555 of 2010, that the ordinary shareholders meeting (the “Meeting”) was held today, with the necessary quorum to deliberate and decide. The following decisions were adopted at the Meeting with the required majorities:

1.	The meeting agenda was approved with a modification, which consisted of adding an intervention by Mr. Luis Carlos Sarmiento Angulo, Chairman of the Board of Directors of the Company, at the beginning of the meeting. The agenda was approved with the 100% of the votes present and valid for voting in the Meeting.

2.	The designation of Patricia Salgado Vergara and Juan Vicente Fernández Barroso as delegates for the approval of the minute, was approved with a the 100% of the votes present and valid for voting in the Meeting.

3.	The Management and Sustainability Report of the Board of Directors and of the President of the Company, the non-consolidated and consolidated Financial Statements and its notes for the period ended on December 31, 2023, were approved with a the 99.98% of the votes present and valid for voting in the Meeting.

4.	Approved the following distribution of profits, with the 100% of the votes present and valid for voting in the Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2023

GENERAL MEETING OF SHAREHOLDERS

Information reported in Colombian Pesos

Net Income			723,037,875,251.11

With tax benefit		723,037,875,251.11
Without tax benefit		-

Plus:
Occasional reserve release at the disposal of the General			7,220,882,540,490.76
Meeting of Shareholders

Year 2019 and following		7,220,882,540,490.76
With tax benefit	5,615,806,338,383.29
Without tax benefit	1,605,076,202,107.47

Total Income available at the disposal of the General	7,943,920,415,741.87
Meeting of Shareholders:

To distribute a cash profit of $2.00 per share per month during the months of April 2024 to March 2025, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting.	569,843,418,096.00

The dividends will be taken from the retained profits of year 2019, subject to be paid in favor of the shareholders, without income tax. Note: Dividends will be paid within the first ten (10) days of each month according with applicable regulation.	569,843,418,096.00

Occasional reserve at the disposal of the General Meeting of Shareholders		7,374,076,997,645.87
Total with tax benefit:	5,769,000,795,538.40

Year 2023 Year 2022 Year 2021	723,037,875,251.11 960,641,489,741.21 1,629,509,516,179.19
Year 2020	1,535,096,023,015.28
Year 2019	920,715,891,351.61

Total without tax benefit:	1,605,076,202,107.47

Year 2023 Year 2022 Year 2021	- 1,580,537,752,857.82 24,538,449,249.65

TOTAL	7,943,920,415,741.87

Notes:

1.	The profits that are distributed from the profits of 2017 and following years, are subject to withholding tax at the source of dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.	Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding at the source of dividends will be transferred to all shareholders according to their participation, as a lower value to pay.

5.	In addition to the aforementioned decisions, the Company informs the ex-dividend dates applicable to the following dates:

Ex dividend April 2024 - March 2025 (*)
Month	Initial ex dividend date	Final ex dividend date
April 2024	21.03.2024	01.04.2024
May 2024	25.04.2024	02.05.2024
June 2024	28.05.2024	04.06.2024
July 2024	25.06.2024	02.07.2024
August 2024	26.07.2024	01.08.2024
September 2024	27.08.2024	02.09.2024
October 2024	25.09.2024	01.10.2024
November 2024	28.10.2024	01.11.2024
December 2024	26.11.2024	02.12.2024
January 2025	26.12.2024	02.01.2025
February 2025	28.01.2025	03.02.2025
March 2025	25.02.2025	03.03.2025

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

6.	The following proposal presented by the shareholder Adminegocios S.A.S. to reform the Company’s Bylaws was approved with the 100% of the votes present and valid for voting in the Meeting. The proposal aimed to change the number of members of the Board of Directors to nine (9) members without alternates.

“1. To amend Section 2 of Article 19 of the Bylaws as follows:

Original Article	Proposal

ARTICLE 19. FUNCTIONS OF THE GENERAL SHAREHOLDERS' MEETING. The following are the functions of the General Shareholders' Meeting:

[…]

2) Elect and freely remove primary and alternate members of the Board of Directors.

[…]

ARTICLE 19. FUNCTIONS OF THE GENERAL SHAREHOLDERS' MEETING. The following are the functions of the General Shareholders' Meeting:

[…]

2) Elect and freely remove ~~primary and alternate~~ members of the Board of Directors.

[…]

2. To amend Article 21 of the Bylaws as follows:

Original Article	Proposal

ARTICLE 21. COMPOSITION OF THE BOARD.-

The Board of Directors shall be composed of seven (7) primary directors and their seven (7) personal alternates. At least twenty-five percent (25%) of the members of the Board of Directors shall be independent in nature. Directors shall be elected by the General Shareholders' Meeting through the electoral quotient system. The President shall attend the meetings of the Board of Directors. He or she is allowed to speak but not vote, unless he or she is a member of the Board, in which case he or she may speak and vote. Directors shall have a term of one (1) year and may be re-elected for an indefinite number of terms or freely removed by the General Shareholders' Meeting before the expiration of the term. If, at the expiration of the term, the Shareholders' Meeting has not held a new election, the previously elected directors shall remain in their positions.

ARTICLE 21. COMPOSITION OF THE BOARD.-

The Board of Directors shall be composed of ~~seven~~ nine (~~(7~~9) ~~primary~~ directors ~~and their seven (7) personal alternates~~. At least twenty-five percent (25%) of the members of the Board of Directors shall be independent in nature. Directors shall be elected by the General Shareholders' Meeting through the electoral quotient system. The President shall attend the meetings of the Board of Directors. He or she is allowed to speak but not vote, unless he or she is a member of the Board, in which case he or she may speak and vote. Directors shall have a term of one (1) year and may be re-elected for an indefinite number of terms or freely removed by the General Shareholders' Meeting before the expiration of the term. If, at the expiration of the term, the Shareholders' Meeting has not held a new election, the previously elected directors shall remain in their positions.

3. Remove Article 23 of the Bylaws and, as a consequence, adjust the numbering of the current articles 24 to 46 of the Bylaws, which become articles 23 to 45:

Original Article	Proposal

ARTICLE 23. ALTERNATES. Alternate board members shall replace primary board members during permanent or temporary absences, but they may be called to participate in the Board's deliberations, even when they would not otherwise be required to attend, in which case the alternate shall be able to speak but not vote in the deliberations and shall be paid the same compensation as the primary board members.

~~ARTICLE 23. ALTERNATES. Alternate board members shall replace primary board members during permanent or temporary absences, but they may be called to participate in the Board's deliberations, even when they would not otherwise be required to attend, in which case the alternate shall be able to speak but not vote in the deliberations and shall be paid the same compensation as the primary board members.~~

4. To amend Article 28 of the Bylaws as follows:

Original Article	Proposal

ARTICLE 28. Supplemented and modified by Public Deeds Nos. 0580 of March 6, 2006 issued by Notary 18 of Bogotá, and 28 of January 6, 2011 issued by Notary 73 of Bogotá. AUDIT COMMITTEE: The Audit Committee shall be made up of three primary directors and no alternates. All members must be independent primary members. The members of the Committee shall be appointed by the Board of Directors. The Company's CPA shall also be part of the Committee. He or she shall be entitled to speak at meetings but not vote. Committee meetings may be scheduled by any Company official.

PARAGRAPH. The Audit Committee must meet at least once every three (3) months. The decisions of the Audit Committee shall be documented in minutes, subject to the provisions of Article 189 of the Commerce Code.

ARTICLE 27~~8~~. Supplemented and modified by Public Deeds Nos. 0580 of March 6, 2006 issued by Notary 18 of Bogotá, and 28 of January 6, 2011 issued by Notary 73 of Bogotá. AUDIT COMMITTEE: The Audit Committee shall be composed of at least ~~made up of~~ three ~~primary~~ directors ~~and no alternates~~ including all independent members ~~must be independent primary~~. The members of the Committee shall be appointed by the Board of Directors, which will also enact the Regulation of said Committee.

The Company's CPA shall also be part of the Committee. He or she shall be entitled to speak at meetings but not vote. Committee meetings may be scheduled by any Company official.

PARAGRAPH. The Audit Committee must meet at least once every three (3) months. The decisions of the Audit Committee shall be documented in minutes, subject to the provisions of Article 189 of the Commerce Code.

”

7.	The following proposal presented by the shareholder Adminegocios S.A.S. to reform the Company’s Bylaws was approved with the 100% of the votes present and valid for voting in the Meeting. The proposal aimed to incorporate a procedure for the election of the Secretary of the Board of Directors.

“5. To amend Article 22 of the Bylaws as follows:

Original Article	Proposal
ARTICLE 22. CHAIR AND SECRETARY. The Board of Directors shall have a Chair elected from among the directors, as well as a Secretary who may be a board member or another person.

ARTICLE 22. CHAIR AND SECRETARY. The Board of Directors shall have a Chair elected from among the directors, as well as a Secretary who may be a board member or another person.

In addition, for the election of the Secretary, the Board of Directors will consider the following: (i) If the Secretary will be a solely purpose collaborator, the Board of Directors will appoint or remove at its discretion. (ii) If the candidate for Secretary holds an executive position within the Company, will be appointed by the Board of Directors upon proposal by the President of the Company.

”

8.	The following individuals were elected as members of the Board of Directors for the period beginning on March 20, 2024, and ending on March 31, 2025.

BOARD OF DIRECTORS – GRUPO AVAL ACCIONES Y VALORES S.A.

2024 – 2025

DIRECTORS

LUIS CARLOS SARMIENTO GUTIÉRREZ
MAURICIO CÁRDENAS MÜLLER
FABIO CASTELLANOS ORDÓÑEZ (*)
ANDRÉS ESCOBAR ARANGO (*)
LUIS FERNANDO LÓPEZ ROCA (*)
ESTHER AMÉRICA PAZ MONTOYA (*)
JOSÉ MAURICIO SALGAR HURTADO (*)
JORGE SILVA LUJÁN (*)
ALVARO VELÁSQUEZ COCK
(*) Independent members (pursuant to Colombian regulation).

The approved fees for attendance at each meeting of the Board of Directors are eleven million Colombian pesos (COP $11,000,000) and two million Colombian pesos (COP $2,000,000) for attendance at each Board of Directors support committee. The approval was made with the 99.98% of the votes present and valid for voting in the Meeting.

9.	The Meeting appointed KPMG S.A.S as the Company's External Auditor for a period of one (1) year. KPMG will appoint the individuals who will hold the positions of Principal and Alternate External Auditor of the Company on behalf of the firm. The annual fee approved by the Shareholders' Assembly is one hundred eleven million five hundred forty thousand Colombian pesos (COP 111,540,000) plus VAT. The approval was made with the 100% of votes present and valid for voting in the Meeting.

10.	The amendment to the Policy for the appointment and compensation of the Board of Directors regarding the elimination of the following apart, was approved with the 99.98% of the votes present and valid for voting in the Meeting.

“(…)

Compensation of the Board of Directors:

The General Shareholders Meeting shall be in charge of establishing the amount of fixed fees to be paid to the directors, as compensation for their attendance to the Board of Directors meetings or to its Support Committees. ~~Alternate members attending to the meetings of the Board of Directors, shall be entitled to earn the same compensation of the principal members, even if they do not act in their replacement.~~

(…)”

All processes and authorizations necessary to carry out the Ordinary meeting of Shareholders were completed satisfactorily.

The ordinary meeting of Shareholders had the authority to deliberate and decide the matters proposed in the agenda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel